FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Hinkle, Clifford R. 111 S. Monroe Tallahassee, FL 32301	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN		6. Relationship of Reporting Person to Issuer (Check all appropriate) X Director 10% Owner Officer (Give title below) Other (Specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for 02/18/03
		5. If Amendment, Date of Original	7. Individual of Joint/Group Filing X Form filed by One Reporting Person Form filed by More than one Reporting Person

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 8)	2. Transaction Date	2A. Deemed Execution Date if any	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	N/A							11,400	D
Common Stock	N/A							3,650	I	Spouse
Common Stock	N/A							50,000	I	(1)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date	3A. Deemed Execution Date, if any	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Beneficially Owned Following Reported Transaction (Instr. 3 & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)	$14.57	02/18/03		A		2,500		(2)	02/17/13	Common Stock	2,500	N/A	28,275

Explanation of Responses:

(1)    Shares owned by Flagler Holdings, Inc., in which Mr. Hinkle has a 26% interest and depository and voting authority.

(2)    Stock options were granted under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction exempt under Rule 16b-3. The options are exercisable in cumulative one-third installments commencing one year from the date of the grant, with full vesting occurring on the third anniversary date.

/s/Clifford R. Hinkle Signature of Reporting Person	February 19, 2003 Date